This rights offering is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

FINANCIERA INDEPENDENCIA, S.A.B. DE C.V., SOFOM, E.N.R.

NOTICE TO THE SHAREHOLDERS

In connection with the resolutions of the General Ordinary Shareholders’ Meeting of Financiera Independencia, S.A.B. de C.V., SOFOM, E.N.R. (the “Company”), held on December 17, 2009 which approved an increase of the variable portion of the Company’s capital stock, for an amount of up to $850,000,000 M.N. (eight hundred and fifty million Pesos 00/100 lawful currency of Mexico), and the resulting issuance of 85,000,000 (eighty five million) new Single Series, ordinary, nominative, without par value, shares, to be subscribed and paid by the shareholders, in exercise of their preferential right of subscription pursuant to Article 132 of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles), at a price of $10.00 M.N. (ten pesos 00/100 lawful currency of Mexico), per share (the “Capital Increase”), at a ratio of 0.1349206349 (zero point one, three, four, nine, two, zero, six, three, four nine) of a share for each of the 630,000,000 (six hundred and thirty million) currently outstanding shares issued at the moment, based on the shares they own immediately prior the Capital Increase (the “Meeting”), it is hereby informed to the Company’s shareholders that through unanimous resolutions of the Company’s board of directors dated January 12, 2010, the following resolutions were adopted:

1.  Regarding the capital increase approved by the General Ordinary Shareholders’ Meeting of the Company on December 17, 2009, it was acknowledged that to the date thereof, the board of directors may offer, for its subscription and payment by third parties, an aggregate of 75,095,599 (seventy five million ninety five thousand five hundred ninety nine) shares, which were not subscribed by the shareholders in the exercise of their preferential subscription right, as a consequence of the expiration time without exercising such right or through the delivery of written and express waivers to such right.

2.  The Board of Directors resolved to offer to Eton Park and/or its subsidiaries and affiliates or any entity or individual appointed by Eton Park, notwithstanding its domicile or residency, up to 70,000,000 (seventy million) treasury shares, free of preferential subscription rights, at a subscription price of $10.00 (ten pesos 00/100 Mexican Currency) per share, to be subscribed and paid no later than January 15, 2010.

3.  Pursuant to Article 132 of the General Law of Commercial Companies and Article Eight of the Company’s By-laws, it was resolved to offer to the Company’s shareholders, proportionally to their stock participation in the Company’s capital stock, to subscribe and pay up to 5,095,599 (five million ninety five thousand five hundred and ninety nine) treasury shares, at a subscription price of 10.00 (ten pesos 00/100 Mexican Currency) per share (the “Second Offering Process to Shareholders”) at a ratio of 0.0071778664744 (zero point zero, zero, seven, one, seven, seven, eight, six, six, four, seven, four, four) of a share for each of the 709,904,401 (seven hundred and nine million nine hundred four thousand four hundred and one) currently outstanding shares, taking into consideration the shares allocated by the Company’s Board of Directors as provided in item 2 above. The shares subscribed with respect to the Second Offering Process to Shareholders shall be subscribed and paid no later than February 5, 2010 (the “Subscription Deadline”).

4.  Likewise, the Board of Directors resolved to grant the shareholders that took part in the Second Offering Process to Shareholders, a right to subscribe and pay additionally and proportionally among them, as many shares as it may be necessary so that in exercise of their right to increase the proportion of their stock participation, they subscribe and pay any shares pending to be subscribed and paid at a price that, in no case, could be lesser than $10.00 (ten pesos 00/100 lawful currency of Mexico) per share, so all the shares issued as an outcome of the Capital Increase are subscribed.

To this extent, through this notice the shareholders are informed that they are entitled to exercise their preferential subscription right applicable for the Second Offering Process to Shareholders through the financial custodians intermediaries holding their shares, in and through S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. or directly at the Company’s offices located at Prolongación Paseo de la Reforma No. 600-301, Colonia Santa

Fe Peña Blanca, Delegación Álvaro Obregón, C.P. 01210, Mexico City, Federal District, Mexico for those shareholders who hold original hardcopies of the relevant share certificates representing their shares, in both cases against the delivery of the share certificates or the documents that demonstrates their stock participation and through the payment of the subscription price for each share to the Company prior to the Subscription Deadline and against the cancellation of the coupon number 6 of the share certificates.

Mexico City, Federal District, January 21, 2010.

____________________________
Iker I. Arriola Peñalosa
Secretary of the Board of Directors

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